Filed Pursuant to Rule 433 Issuer Free Writing Prospectus dated April 17, 2018 Registration No. 333-222585 Relating to the Preliminary Prospectus dated April 13, 2018

taldepot.com

We are focused in the largest, fastest-growing segment of the multi-billion dollar online grocery sector



taldepot
25% OFF
YOUR FIRST CASE*
Snacks
Wellness
Honest
core
SKINNY POP
illy
ESPRESSO
BODYARMOR
ICONIC PROTEIN

2018

investor presentation

forward-looking statements

This presentation contains forward-looking statements. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. Forward-looking statements involve risks and uncertainties and include statements regarding, among other things, our projected revenue growth and profitability, our growth strategies and opportunity, anticipated trends in our market and our anticipated needs for working capital. They are generally identifiable by use of the words "may," "will," "should," "anticipate," "estimate," "plans," "potential," "projects," "continuing," "ongoing," "expects," "management believes," "we believe," "we intend" or the negative of these words or other variations on these words or comparable terminology.

Additional examples of forward-looking statements in this presentation include, but are not limited to, our expectations regarding our business strategy, business prospects, the market in which we operate, operating results, operating expenses, working capital, liquidity and capital expenditure requirements. Important assumptions relating to the forward-looking statements include, among others, assumptions regarding demand for our products, the cost, terms and availability of components, pricing levels, the timing and cost of capital expenditures, competitive conditions and general economic conditions. These statements are based on our management's expectations, beliefs and assumptions concerning future events affecting us, which in turn are based on currently available information. These assumptions could prove inaccurate. Although we believe that the estimates and projections reflected in the forward-looking statements are reasonable, our expectations may prove to be incorrect.

More detailed information about the Company and its risk factors are set forth in the Company's registration statement filed with the SEC for its proposed initial public offering.

free writing prospectus statement

This presentation highlights basic information about the Company and the offering. Because it is a summary, it does not contain all of the information that you should consider before investing. This offering may only be made by means of a prospectus. Except as otherwise indicated, this presentation speaks only as of the date hereof.

This presentation does not constitute an offer to sell, nor a solicitation of an offer to buy, any securities by any person in any jurisdiction in which it is unlawful for such person to make such an offering of solicitation. Neither the Securities and Exchange Commission (the "SEC") nor any other regulatory body has approved or disapproved of our securities or passed upon the accuracy or adequacy of this presentation. Any representation to the contrary is a criminal offense.

This presentation includes industry and market data that we obtained from industry publications and journals, third-party studies and surveys, internal company studies and surveys, and other publicly available information. Industry publications generally state that the information contained therein has been obtained from sources believed to be reliable. Although we believe the industry and market data to be reliable as of the date of this presentation, this information could prove to be inaccurate. Industry and market data could be wrong because of the method by which sources obtained their data and because information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties. In addition, we do not know all of the assumptions that were used in preparing the forecasts from the sources relied upon or cited herein.

We have filed a registration statement on Form S-1 (including a preliminary prospectus) with the U.S. Securities and Exchange Commission (the "SEC") for the offering to which this presentation relates. The registration statement has not yet become effective. Before you invest, you should read the preliminary prospectus in the registration statement (including the risk factors described therein) and other documents we have filed with the SEC for more complete information about the Company and the offering. You may get these documents for free by visiting EDGAR on the SEC website at http://www.sec.gov/. Alternatively, the Company or any underwriter participating in the offering will arrange to send you the prospectus if you contact: Joseph Gunnar & Co., LLC., Prospectus Department, 30 Broad Street, 11th Floor, New York, NY 10004, telephone: (888) 248-6627 or email: prospectus@jgunnar.com

the offering

ISSUER:	TAL CONSOLIDATED INC.
Expected Offering Size:	$15,000,000
Price Range:	$6.00 - $8.00 per share of common stock
Nasdaq Capital Market Symbol:	TCL
Shares Offered:	2,143,000 (100% Primary)
Over-Allotment Option:	15% (100% Primary)
Use of Proceeds:	Opening distribution centers, expansion of product offerings, additional staff, repayment of certain debt and other obligations, working capital and other general corporate purposes
Sole Book-Runner:	Joseph Gunnar & Co.

what we do for customers & suppliers

We are an online grocer of packaged foods, beverages and home goods. Since 2012, our fast-growing customer base purchased a wide variety of brand-leading and hard-to-find packaged goods at **highly competitive prices. We guarantee the freshness of our non-perishable items** and ship our customers' orders for free at a low order threshold. Our customers also value our speedy check-out and no-frills approach to their transaction.

+1,000,000
customers to date on taldepot.com and TPP sites

$56.00
average order size on taldepot.com

52%
of 2017 orders on taldepot.com were repeat customers

We value our suppliers and treat them like customers. We buy directly from our suppliers, inventory their products and reorder frequently at favorable payment terms. For more than a dozen **"Core Partner" suppliers**, we serve as their eCommerce partner receiving marketing support in multiple areas, links from sites, pricing support, promos, or discounts.

50+
current supplier relationships growing

4,000
products listed across our core product categories

12+
suppliers signed up with Taldepot as a "Core Supplier"

about us & our milestones

We fill a niche in the online packaged food market which has quickly built us a loyal customer base. We market and provide nationally-recognized brands and hard-to-find local goods all transacted by our quick, hassle-free checkout. Hands-on relationships with suppliers ensure we consistently deliver orders with fresh product quickly and cost effectively. As our market continues to experience fast growth, we have increased our sales by double digits, captured a desirable customer demographic and significantly expanded our dedicated taldepot.com customer base. We are now poised to replicate our simple business model in new regions throughout the US.

- **MARCH 2012** — Jeremy and Seth found Tal Depot with $35,000 in capital and in an 800 sq. ft. warehouse
- **amazon** — TPP ON LINE
- **SUMMER 2013** — TalDepot moves distribution facility to a 4,000 sq. ft. warehouse to accommodate growth
- **10/10/13** — 10,000th ORDER
- **2/16/14** — 50,000th ORDER
- **6/18/14** — 100,000th ORDER
- **SUMMER 2014** — Beverage sales grow and we take on a on new buyer to support growth
- **SUMMER 2014** — Took additional 4,000 sq. ft. of warehousing space
- **JANUARY 2015** — Expanded warehousing to 14,000 sq. ft. in Freeport, NY
- **MARCH 2015** — Expanded office to 2,100 sq. ft.
- **1Q2015** — Expanded website offering launched
- **11/8/15** — 500,000th ORDER
- FAST 50
- Inc. 500
- **1Q2016** — Tal Raises ~$1 M from private investor
- **9/16/2016** — 1,000,000th Order
- **1Q2017** — Moved to Farmingdale 28K sq. ft. warehouse
- FAST 50
- Inc. 500
- **4Q2017** — Over 1,100,000 products sold in 2017
- **1Q2018** — Beta-test shipping out of California



taldepot.com


STEAK
GREGGS
Sausage Rolls
love food
love Slimming World
chicken
Cheddar
Munch Bunch

Online shopping *finally* gets into grocery.

👉 Where we have been building market share in packaged foods, health and household items the past 6 years. taldepot.com

online grocery is fast-growing

- **By 2024, consumers could be spending $100 B dollars a year on online grocery;** the equivalent of every U.S. household spending $850 online for food and beverage annually. (Food Marketing Institute and Nielsen, 2018)
- Between 2013 and 2018, online grocery sales are estimated to grow at 21.1% CAGR. (BI.com, 2015)
- In 2017, 31% of U.S. consumers were likely to buy groceries online and estimates are at 70% for 2025. (Food Marketing Institute and Nielsen, 2018)
- 43% of Millennials now order groceries online in, a 50% jump from 2016. (Food marketing institute, 2017)
- Big players see the value which is a clear sign the space is attractive and further validates the sector.


Amazon to Acquire Whole Foods for $13.7 Billion.
Bloomberg Technology, June 2017



U.S. Online Grocery Sales
2018-2021
In $Billions
$30
$25
$20
$15
$10
$5
$0
$14.2
$17.5
$22.0
$26.0
$29.7
2017
2018
2019
2020
2021
Statista, 2018



% of US Consumers Who Purchased Groceries Online
8.0%
19.0%
31.0%
70.0%
2015
2016
2017
2025

consumers show online preference…but,

- **Online shopping continues to grow in the number of transactions and value of each transaction.** (WSJ, 2016)
- The 18-35 year old demographic has made digital grocery shopping the fastest growing segment in US retail. (Milwaukee Journal Sentinel, 2016)
- Global markets show an increasing trend in online grocery sales, though vs. China, the UK and South Korea, the U.S. is adopting the slowest. (Kantar World Panel, 2016)
- 72% of US consumers who had tried online grocery shopping rated their experience positively. (Statista, 2017)
- ***However,*** only 9% of consumers placed an online order for groceries at least once or twice a month in the United States in 2017. (Statista, 2017)

Why? What is holding back adoption?


Average Value of Global Online Shopping Orders by Device as of 3Q2017
In $USD
$160
$140
$120
$100
$80
$60
$40
$20
$0
$146.46
$109.40
$104.63
$94.09
Traditional
Tablet
Smartphone
Other
Statista, 2018


Markets with Fast-Moving Consumer Goods (FMGC)Sold Online
U.S.
1.40%
China
4.20%
U.K.
6.90%
South Korea
16.60%
Kantar World Panel, 2016

amongst challenges, a market sweet spot

- **Packaged Foods and Household items are the most prevalent of online consumer purchases.** Currently, each category totals 16% and 24%, respectively, and each are expected to increase to 28% in 2018. (Kantar World Panel, 2016)
- Packaged Foods and Household items will account for more than 55% of groceries purchased online in 2018. (Packaged Facts, 2017)
- 49% of active, online consumers shop for packaged goods on websites. (Nielsen, 2018)
- Shipping and packing costs for fresh food make online ordering of these products cost prohibitive for the mass market and challenging to gain widespread adoption. (StartUp Port, 2017)

Reasons that US Grocery Buyers Don't Purchase Groceries Online

% of respondents



Want to see/touch the product
51%
Want groceries immediately
42%
Quality concerns
31%
Like to shop
17%
Delivery
13%

Market Track, 2017

Packaged Foods & Household Product Growth



16%
Packaged Foods
28%
24%
Personal & Household Products
28%
Next 12 Months
Past 12 Months

Kantar World Panel, 2016

packaged foods dominate online grocery sales

- *"....it is not unreasonable to assume a 20%-30% market share of online food and beverages sale by the time the market reaches equilibrium over the next decade."* (David Sprinkle, Research Director, Packaged Facts)
- CPG U.S. sales online surpassed $10 B in 2017. (1010 Data, 2017)
- CPG sales worldwide are estimated to be ~$2.6 T by 2020. (Accenture, 2016)
- There is a clear set of customer purchasing criteria CPG naturally meet.

We have carefully chosen this segment of online grocery and built a business around catering to their consumer purchasing and product needs

taldepot.com

The Criteria for Consumer Purchasing of Groceries Online Point to Packaged Foods Sales and Tal Depot's Services



Need right away 7%
Heavy / Large 12%
Non essential for cooking 14%
Routine purchase 15%
Like to stock up 31%
Don't need immediately 32%
Easy to Ship 39%
Hard to find in stores 48%
Non-Perishable 49%
Statista, 2016



We are perfectly positioned in the sweet spot of the online grocery market. . .

…and we have a solid plan to accelerate our growth.

taldepot.com

our products & 2017 select financials

DRINKS

Waters, Coffee, Energy Drinks, Iced Teas & Lemonade, Juice, Sports & Protein Drinks, Soft Drinks, Soda, Milk



core

3149
Products

GROCERIES

Biscuits & Pastries, Jams, Jellies and Spreads, Drink Mix & Flavor Shots, K-Cups and Fresh Packs, Ground Coffee and Tea, Sauces and Dips, Breakfast Foods, Pasta and Rice, Canned Goods, Dried Fruits and Vegetables, Spices



Jif

2599
Products

SNACKS

Jerky and Meat Snacks, Chips, Popcorn, Pretzels, Candy, Chocolate, Cookies and Crackers



SKINNY POP
POPCORN
Oh Henry!

2157
Products

WELLNESS

Gluten Free, Healthy Snack Bars, Vitamin Supplements, Low Fat, Pet Supplements

Our Healthy Label



TERRA

684
Products

HOME GOODS

Paper Towels, Pet Supplies, Cleaning Suppliers, Diapers, Lotions, Plastics



Scott
1000

381
Products

FY 2017 Total Products Sold	FY 2017 Total Customers	FY 2017 Revenues	FY 2017 Gross Margin
1,137,641	413,093	$26,215,032	~48.9%

our growth



Approximate Culmulative Customers
Sales
350,000 Customers
$8,179,759
500,000 Customers
$14,652,500
▲ 79.1%
750,000 Customers
$23,913,571
▲ 63.2%
+1,000,000 Customers
$26,215,032
▲ 9.6%
2014
2015
2016
2017

our nationwide customer base



Our Markets Consist of Large, Metropolitan Cities and Areas

Tal Depot's FedEx Data, May 2016-2017

	STATE	PACKAGES	%
1.	California	91,722	14.6
2.	New York	86,048	13.7
3.	Florida	41,965	6.7
4.	Texas	38,233	6.1
5.	New Jersey	26,242	4.2
6.	Pennsylvania	25,511	4.1
7.	Illinois	22,865	3.6
8.	Virginia	20,244	3.2
9.	Massachusetts	19,910	3.2
10.	Maryland	16,198	2.6

The cost for us to ship an 18 lbs. package is **less than $10.00 versus the published rate of $25.82** (fedex.com, April 2018).

taldepot.com

the 800-pound gorilla

- Between 2010 and 2017, Amazon's sales in North America quintupled from $16 billion to $80 billion. (The Atlantic, 2018)
- Retailers around the world are adopting strategies to grow sales on third-party marketplaces. According to Amazon, sales through its marketplaces now represent 50% of all items sold on Amazon web sites globally. (Retail Touch Points, March 2018)

Available at amazon

thriving in the Amazon economy

- We are not trying to 'out Amazon', Amazon. We sell on their platform as well as other TPP's. Each has their own strengths thus we view them as partners to generate revenues from their customers, rather than a direct competitor.
- There are 1,000's of companies who compete with Amazon and win at maintaining customer bases online. (Fortune, 2014)
- Walmart, Costco, Best Buy, Tal Depot and many others are able to beat, match or be slightly above Amazon price points.

Just a Few of the Many Who Exist and Grow in E-Commerce

PETSMART chewy.com Etsy
overstock.com Hello FRESH wish
BOXED VITACOST wayfair

where our customers buy

1. on taldepot.com

Direct sales on taldepot.com

22% of Sales ▲600 bps YoY

2. on Third Party "TPP" sites

Sales we fulfill on other providers' sites

amazon jet ebay Walmart

Customer adoption and retention directly on taldepot.com are reducing dependence on third party providers ("TPPs"). We own and manage an increasing portion of our total customer base each quarter.

2014 -2017 Taldepot.com / TPP Sales Mix

Trend Shows Shift to Taldepot Direct



taldepot
amazon jet ebay Walmart
100%
80%
60%
40%
20%
0%
1%
10%
16%
22%
2014
2015
2016
2017

selected 2017 customer metrics

$56.00
average order value for our **year ended December, 31 2017.**

27.8%
of our customer base is between **25-34 years old – an ideal demographic.**

50,665
orders came from our repeat customers who ordered on average **2x per year.**

52.74%
of our orders came from **25% of our customer base.**

our e-commerce metrics

with little investment, our e-commerce metrics are already strong

CUSTOMER LIFETIME VALUE ("CLV")	CUSTOMER REPEAT RATE ("CRR")	VISITS PER MONTH	SALES CONVERSION RATE ("SCR")	CUSTOMER ACQUISITION COSTS ("CAC")	SALES ORDERS
2016	2016	2016	2016	2016	2016
$103.00	**23.64%**	**144,072**	**4.26%**	**$8.70**	**73,532**
2017	2017	2017	2017	2017	2017
$112.89	**25.04%**	**182,810**	**4.38%**	**$8.60**	**96,067**
▲ **9.6 % YoY**	▲ **140 bps YoY**	▲ **26.8% YoY**	▲ **12 bps YoY**	▼ **1.2% YoY**	▲ **31.0% YoY**

taldepot.com

what people say about us

SUPPLIERS

> *Tal Depot are extremely flexible & easy to work with in building programming which has accelerated our growth in this fast-growing on line category.*

Xavier Bagala, Arizona Beverages

> *Tal Depot has been a key partner in reaching a premium shopper for Illy RTD coffee and other emerging brands in our portfolio. Their team is super easy to work with to build winning programs that have accelerated our consumer connection and sales.*

Steve Finn, LA Libations

> *I have found their team as nothing but professional, courteous, dependable and great to work with. Taldepot is receptive to new items and is always willing to try the newest products on the market.*

Gene Whalen, Presence Marketing

CUSTOMERS


Rosy Verified Reviewer
Love
I just started buying this water bc it was 2 for $3 at Vons. Turns out I love it. The large bottle makes it easy to drink alot of water. Too bad they don't sell in bulk!!!
Verified Buyer
Wonderful Product!
I can count on Tal to have every thing I need for
Diana N. Verified Buyer
Order was perfect
Order was perfect
Verified Buyer
In time... good candy
Kevin P. Verified Buyer
Popcornera pack of 40
When received package, contents where not crushed and was fresh. Tasted great and the price was also good. Overall, I'm very satisfied and impressed with my first order. Look forward to ording from you guys again. Keep it up!
Mary M. Verified Buyer
Stella Dora Roman Egg Biscuits 12 oz.
I appreciate getting my order pretty quickly.
Ruth M. Verified Buyer
Arrived as described.
Arrived as described.
Verified Buyer
Coke
Love it. Quick and easy service.
Michael K. Verified Buyer
Timely delivery and order execution
Timely delivery and order execution
Mindy W. Verified Buyer
GREAT PRICE
GREAT PRICE
Kobi
Very good it's Belgian waffles
Very good waffle



2015-2017 sample financials

(in '000s)	Full Year Ended December 31, 2017	Full Year 2016	Full Year 2015
Revenue	**$26,215,032**	**$23,913,571**	**$14,652,500**
Cost of Sales	13,392,429	12,975,208	7,291,968
Gross Margin	**12,822,603**	**10,938,363**	**7,360,532**
% of Revenue	48.9%	*45.7%*	*50.23%*
Operating Expenses	16,501,989	14,064,965	8,182,328
Loss from Operations	**(3,679,386)**	**(3,123,737)**	**(821,796)**
Interest Expense	(288,886)	(33,666)	(7,340)
GAAP Net Income / (loss)	**$(3,968,272)**	**$(3,157,403)**	**$(829,136)**

pro forma as adjusted[1] balance sheet

	As of December 31, 2017
Cash and cash equivalents	$10,362,711
Total indebtedness	1,441,254
Additional paid in capital	13,200,920
Accumulated deficit	(7,778,818)
Total Stockholders' Equity (Deficit)	5,412,102
Total capitalization	6,853,293

[1] A $1.00 increase or decrease in the public offering price per share would increase or decrease our pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders' equity and total capitalization by approximately $1,971,560 assuming the number of shares o offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discount and estimated offering expenses payable by us.

our growth plans

#	PLAN	HOW OUR INVESTORS BENEFIT
1.	Open 2nd distribution center in California.	We do most of our business on the west coast. With a local DC, we can ship our customers faster, save money, and on-board new, local foods for distribution.
2.	Open 3rd distribution center to service Midwest.	Once we get the west coast up and running, we fill in the middle of the US where our third strongest region is also growing fast and reap additional savings.
3.	Automate systems to reduce labor costs and increase efficiency.	We have not even scratched the surface in this area. We are confident these will grow our profits and speed deliveries to customers.
4.	Expand buyer staff and increase offerings in groceries, pet foods, home goods and develop private label program.	We have already witnessed the high sales growth a concentrated buyer provided our beverage program. We want to replicate the same in our other segments research private label sourcing for select products.
5.	Acquire and engage more customers with video media and other forms of marketing.	We have grown despite high marketing spend. We have researched ideas to implement to increase customer engagement with new media and further differentiate ourselves.
6.	Develop product suggestion tools and re-order reminders.	Repeat customers are our priority. We will make it easy and helpful for our customers to do exactly this with new, intelligently designed software.
7.	Evaluate potential acquisitions.	There are a number of small players that can potentially roll-up onto a larger platform like ours. We keep our eyes open for opportunities.
8.	Deepen B2B sales channels.	Businesses take larger orders and are shipped to commercial addresses which incur lower shipping costs.

our management team & key staff

Jeremy J. Reichmann, Chairman of the Board of Directors, Chief Executive Officer and President

Jeremy co-founded Tal Depot in 2012 and has been its chief executive officer since its inception. Prior to Tal Depot, he worked in the real estate industry. As CEO, Mr. Reichmann has been instrumental in our growth by overseeing the company's operations, conceiving and implementing new business ideas and forging important relationships with vendors. He graduated from Queens College, with a degree in business and liberal arts, art studio, and history.

Seth Yanofsky, Chief Operating Officer

Seth co-founded Tal Depot in 2012 with Jeremy and has been its Chief Operating Officer since its inception. Prior to Tal Depot, Seth worked in beverage distribution and medical recruiting. As the COO Seth has implemented and updated several of the company's backend controls and software-based systems with a core belief that you need to use the best available technology and software to stay ahead in the e-commerce industry. He grew up in Upstate New York and moved to Queens when he attended Queens College and studied economics.

Albert Reichmann, Chief Procurement Officer

Albert was the third co-founder of TalDepot joined as their first warehouse employee. Now he is the Chief Procurement Officer and oversees operations through our multiple fulfillment centers, building strong relationships with our vendors nationwide. Prior to joining Tal Depot, Albert was attending Touro College & University while volunteering for multiple charitable organizations such as delivering food parcels to the less fortunate and as a counselor for special needs programs. Albert has also trained as a volunteer EMT.

Daniel Braun, Interim Chief Financial Officer / Controller

Daniel has been the Director of Finance of Tal Depot since mid 2015. From April 2014 through May 2015, he was an analyst at Dunner Capital, where he managed a portfolio of stocks and mutual funds and analyzed small to mid-cap stocks utilizing EV/EBITDA and PE ratios. In 2013, Daniel was a project intern manager at L3C Capital Partners, LLC, where he performed quality assurance review on executed transactions. As Director of Finance, Daniel oversees all aspects of Tal Depot's payroll, bookkeeping, and AP departments, while negotiating with various vendors to help the company's bottom line. Daniel graduated with a Bachelor's degree in Finance from Touro College.

We also employ over 95 people at our headquarters and distribution facility in New York.

pre-ipo cap table

	PRO FORMA Excluding the Shares Offered
Common Shares	3,571,429
Stock Options	0
Warrants	0

TCL investment highlights

We are in the 'sweet spot' of online grocery market in non-perishable, packaged foods, beverages and household products.

We have grown ~10% year-over-year with a strong customer retention rate who have purchased more than one million items from us.

Our taldepot.com-direct customers increased 40% year-over-year and while we also maintained growth on leading third-party provider platforms.

We have a clear set of projects to finance that align with our skills and the performance of our business model.

Our 2017 revenues to capital raised ratio is 26:1 and we have increased share in a competitive market every year.

Tal Consolidated, Inc.

120 Adams Boulevard ▪ Farmingdale ▪ NY 11735

516.415.7850


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